PROSPECTUS SUPPLEMENT

Security Life of Denver Insurance Company
and its
Security Life Separate Account L1 and Security Life Separate Account S-L1

Supplement dated May 19, 2006, to your current variable life insurance prospectus.

This supplement updates certain information contained in the "Summary" and "Temporary Insurance" sections of your current prospectus. Please read it carefully and keep it with your prospectus for future reference.

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Important information about the maximum amount of temporary insurance we may issue. If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $1 million per insured person, which includes other in force coverage we have on that insured person.